

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Aspirational Consumer Lifestyle Corp.
1 Kim Seng Promenade
#18-07/12 Great World City
Singapore 237994

> **Re: Aspirational Consumer Lifestyle Corp.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.43 and 10.44**
> **Filed March 15, 2021**
> **File No. 333-254304**

Dear Mr. Thakran:

　　We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance